Exhibit 99.2

Hi everyone,

My name is Grace Harlow, and I am an appraiser on the Masterworks acquisitions team.

Our latest offering is a 1988 painting, titled “xAxbxsxtxrxaxkxtxexsx xBxixlxdx x6x6x5x-x4x,” by the well-known German artist, Gerhard Richter.

Richter is one of the most important and influential contemporary artists living today, consistently ranking in the top 15 of all artists in terms of transaction volume. In 2021, Gerhard Richter was 5th among all artists, with total auction turnover in excess of over $245 million.

To find potential investment opportunities from the artist, our acquisitions team is actively sourcing works by Gerhard Richter, and has been offered over 140 examples from around the world, some of which are in excess of $15 million. Of these 140 works, we have carefully selected five to be offered on the Masterworks platform, or less than 4% of what we saw.

Richter’s continued popularity and institutional recognition has led to the artist achieving prices in the tens of millions of dollars for individual works at auction. To date, his record prices are led by “xAxbxsxtxrxaxkxtxexsx xBxixlxdx (599)” from 1986, which sold for the equivalent of $46 million on February 10, 2015 at Sotheby’s London, “Domplatz, Mailand” from 1968, which sold for $37 million on May 14, 2013 at Sotheby’s New York and “xAxbxsxtxrxaxkxtxexsx xBxixlxdx (809-4)” from 1994, which sold for $36.5 million on May 10, 2022 at Christie’s New York.

In addition to high record prices, similar works to our offering have appreciated at an annual rate of 20.4% and include works which have achieved prices in excess of $4 million.